

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Mr. David Dewalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Boulevard
Milpitas, California 95035

> **Re:** **FireEye, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 20, 2015**
> **File No. 001-36067**

Dear Mr. Dewalt:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

1. In future filings, please consider revising the overview to the MD&A to limit the disclosure to the most important matters on which management focuses in evaluating the financial condition and operating performance of the company. The overview should be an executive-level discussion that identifies the most important themes or other significant matters. In this regard, we note that the second paragraph of the overview contains a lengthy discussion of the company's products and operating history, which is already covered in Item 1 of the 10-K. The company should discuss its principal products and services in the overview when necessary but should not merely duplicate the disclosure in the business section. For guidance, see Section III.A of SEC Release No. 33-8350.

Results of Operations, page 48

2.   We note on page 50 that subscription and service revenue increased by $174.1 million, or 238%, during the year ended December 31, 2014. We further note that the increase in subscription revenue and support and maintenance revenue is primarily due to initial customer purchases and subscription revenue resulting from the acquisition of Mandiant. In light of the significance of this acquisition, supplementally quantify for us the increase in subscription and support and maintenance revenue in 2014, as well as the increase in any service revenue, attributable solely to the acquisition of Mandiant and tell us how you considered disclosing such information as it appears it would be material to investor's understanding of your results of operations. In addition, tell us how you considered quantifying the impact the acquisition had on the changes in other line items, where material. Refer to Section III.B of SEC Release 33-8350 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Melissa Kindelan, Senior Staff Accountant at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief